SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Cindy Xiaofan Wang, Chief Financial Officer

Trip.com Group Limited 968 Jin Zhong Road Shanghai 200335 People’s Republic of China +86 (21) 3406-4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Center, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China +86 (21) 6193-8200

July 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896945201

1	NAMES OF REPORTING PERSON Trip.com Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,954,228(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,954,228(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,954,228(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (or 5.2% of the total common stocks assuming conversion of all outstanding Class B common stocks into the same number of common stocks)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 6,267,172 common stocks directly held by LVSH Limited, a British Virgin Islands company, and (ii) 687,056 common stocks directly held by Ctrip.com (Hong Kong) Limited, a Hong Kong company, as of July 13, 2020. LVSH Limited is indirectly wholly-owned by Trip.com Group Limited and Ctrip.com (Hong Kong) Limited is a wholly-owned subsidiary of Trip.com Group Limited.

(2)

Calculation is based on 121,391,809 common stocks (or 134,191,808 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of May 1, 2020, as described in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on May 8, 2020.

CUSIP No. 896945201

1	NAMES OF REPORTING PERSON LVSH Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,267,172(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,267,172(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,267,172(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (or 4.7% of the total common stocks assuming conversion of all outstanding Class B common stocks into the same number of common stocks)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 6,267,172 common stocks directly held by LVSH Limited, a British Virgin Islands company, as of July 13, 2020. LVSH Limited is indirectly wholly owned by Trip.com Group Limited.
(2)

Calculation is based on 121,391,809 common stocks (or 134,191,808 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of May 1, 2020, as described in the Form 10-Q filed by the Issuer with the SEC on May 8, 2020.

CUSIP No. 896945201

1	NAMES OF REPORTING PERSON Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 687,056(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 687,056(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,056(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (or 0.5% of the total common stocks assuming conversion of all outstanding Class B common stocks into the same number of common stocks)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents 687,056 common stocks directly held by Ctrip.com (Hong Kong) Limited, a Hong Kong company, as of July 13, 2020. Ctrip.com (Hong Kong) Limited is wholly-owned subsidiary of Trip.com Group Limited.

(2)

Calculation is based on 121,391,809 common stocks (or 134,191,808 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of May 1, 2020, as described in the Form 10-Q filed by the Issuer with the SEC on May 8, 2020.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stocks, par value US$0.001 per share (the “Common Stocks”), of TripAdvisor, Inc. (the “Issuer”), a Delaware corporation. The Common Stocks are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TRIP.” The principal executive office of the Issuer is located at 400 1st Avenue, Needham, MA 02494, United States.

Item 2. Identity and Background.

This Schedule 13D is being filed by Trip.com Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Trip.com Group”), LVSH Limited, a British Virgin Islands company (“LVSH”) and Ctrip.com (Hong Kong) Limited, a Hong Kong company (“Ctrip HK,” and together with Trip.com Group and LVSH, the “Reporting Persons” and each, a “Reporting Person”). The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

The principal business and office address of the Reporting Persons is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

Trip.com Group and Ctrip HK operate as a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management. LVSH is a special purpose vehicle indirectly wholly owned by Trip.com Group.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A attached hereto, which is hereby incorporated by reference.

During the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

From November 19, 2019 to July 13, 2020, Trip.com Group, through its subsidiaries, LVSH and Ctrip HK, purchased 6,422,223 Common Stocks from the open market at a weighted-average price of US$21.2 per Common Stock. Together with the shares beneficially owned by Trip.com Group prior to November 19, 2019, Trip.com Group acquired an aggregate of 6,954,228 Common Stocks for an aggregate consideration of US$153.9 million, which was funded substantially by working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Common Stocks beneficially owned by the Reporting Persons were acquired for investment purposes in connection with a strategic partnership between Trip.com Group and the Issuer.

In November 2019, Trip.com Group and the Issuer agreed on a strategic partnership to expand global cooperation through various contracts. Trip.com Group and the Issuer, through their respective subsidiaries, formed and jointly controlled a joint venture, where Trip.com Group contributed cash and market expertise and the Issuer contributed a long-term exclusive brand and content license and other assets of its China business. Trip.com Group and the Issuer shared inventories in travel categories at the joint venture level. The joint venture operated globally as TripAdvisor China.

Furthermore, Trip.com Group and the Issuer entered into a governance agreement dated November 6, 2019 (the “Governance Agreement”), attached hereto as Exhibit 2. Pursuant to the Governance Agreement, Trip.com Group has a nomination right for one board seat of the Issuer upon the satisfaction of certain regulatory approval condition, which was satisfied recently. In order to maintain such board seat, Trip.com Group and its subsidiaries, among others, acquire a number of Common Stocks equal to the lesser of (a) 6,951,500 Common Stocks, and (b) the actual number of Common Stocks acquired with an aggregate consideration equal to US$317,600,000 on or prior to the first anniversary of the director appointment date and shall hold such number of Common Stocks thereafter for a certain period of time in accordance with the terms and conditions set forth in the Governance Agreement. Subject to the terms and conditions set forth in the Governance Agreement, in the event that Trip.com Group and its subsidiaries fail to maintain the shareholding threshold mentioned above, Trip.com Group shall cause its nominated director to resign immediately at the request of the board of the Issuer.

Subject to the terms and conditions set forth in the Governance Agreement, for a certain period of time, Trip.com Group will not, directly or indirectly, and will cause its affiliates not to, directly or indirectly, among others, acquire additional shares of the Issuer’s outstanding Common Stocks to the extent that Trip.com Group’s beneficial ownership in the Issuer would exceed 10.0% in the aggregate, solicit proxies or influence any person with respect to the voting of the securities of the Issuer or undertake other specified actions during certain period of time or until the occurrence of certain specified events.

Subject to the terms and conditions set forth in the Governance Agreement, Trip.com Group and its subsidiaries may be prohibited from entering into any hedging or similar transaction with the same economic effect as a short sale to offset the loss resulting from a decline in the market price of the Common Stocks, or otherwise establish or increase, directly or indirectly, a put equivalent position with respect to any of the Common Stock. Notwithstanding anything to the contrary contained in the Governance Agreement, Trip.com Group and its subsidiaries may be prohibited from transferring, directly or indirectly, any Common Stock without the prior written consent of the board of the Issuer to certain prohibited transferees, a list of which may be updated upon mutual agreement between the Issuer and Trip.com Group from time to time in accordance with the Governance Agreement, or to any person that, affect giving effect to a proposed transfer, would beneficially own 5% or more of the then outstanding Common Stocks to Trip.com Group’s knowledge, subject to limited exceptions including but not limited to bona fide sale into the public markets through a broker-dealer in which Trip.com Group and its affiliates have no knowledge of the identity of the purchase.

Subject to the terms and conditions set forth in the Governance Agreement, Trip.com Group shall, and shall cause its subsidiaries to, vote at each stockholder meeting of the Issuer in favor of certain matters, including but not limited to director elections nominated and recommended by the board of the Issuer and/or other matters recommended by the board of the Issuer, and vote against any stockholder nominations for director which are not approved and recommended by the board of the Issuer, subject to limited exceptions.

The foregoing descriptions of the Governance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Governance Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

On July 15, Ms. Jane Jie Sun, chief executive officer and director of Trip.com Group, was nominated by Trip.com Group and was appointed as a director of the Issuer.

Except as set forth above, each of the Reporting Persons does not have any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. Except to the extent prohibited by the Governance Agreement, each of the Reporting Persons reserves the right to take such actions in the future as it deems appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on a total of 121,391,809 Common Stocks (or 134,191,808 Common Stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of Common Stocks) issued and outstanding as of May 1, 2020, as described in the Form 10-Q filed by the Issuer with the SEC on May 8, 2020.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, beneficially owns any Common Stock or have the right to acquire any Common Stock.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stocks which it may be deemed to beneficially own.

(c)    Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, has effected any transactions in the securities of the Issuer during the last 60 days.

(d)    Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stocks beneficially owned by the Reporting Persons.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated July 17, 2020 by and among the Reporting Persons.

2	Governance Agreement by and between TripAdvisor, Inc. and Trip.com Group Limited, dated as of November 6, 2019 (incorporated by reference to Exhibit 10.33 to Annual Report on Form 10-K filed by TripAdvisor, Inc. with the Securities and Exchange Commission on February 19, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2020

Trip.com Group Limited

By:	/s/ Cindy Xiaofan Wang

Name:	Cindy Xiaofan Wang

Title:	Chief Financial Officer and Executive Vice President

LVSH Limited

By:	/s/ Min Cai

Name:	Min Cai

Title:	Director

Ctrip.com (Hong Kong ) Limited

By:	/s/ Cindy Xiaofan Wang

Name:	Cindy Xiaofan Wang

Title:	Director

SCHEDULE A

Trip.com Group Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Co-founder, Executive Chairman of the Board of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Hong Kong

Min Fan	Co-founder, Vice Chairman of the Board and President of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Hong Kong

Jane Jie Sun	Chief Executive Officer and Director of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Singapore

Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China

Neil Nanpeng Shen	Co-founder, Independent Director of Trip.com Group; Founding Managing Partner of Sequoia Capital China	Suite 3616, 36/F, Two Pacific Place, 88 Queensway Road, Hong Kong	Hong Kong

Qi Ji	Co-founder, Independent Director of Trip.com Group; Executive Chairman and Chief Executive Officer of Huazhu Group Limited	No. 2266 Hongqiao Road, Shanghai 200336, People’s Republic of China	Singapore

Gabriel Li	Vice Chairman of the Board and Independent Director of Trip.com Group; Managing Partner of Orchid Asia Group Management Limited	Suite 2901, 29/F, The Center, 99 Queen’s Road, Central, Hong Kong	China

JP Gan	Independent Director of Trip.com Group; Founding Partner of INCE Capital Limited	Suite 909, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	U.S.A.

Robin Yanhong Li	Director of Trip.com Group; Chairman and Chief Executive Officer of Baidu Inc.	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China	China

Dou Shen	Director of Trip.com Group; Executive Vice President of Baidu Inc.	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China	China

LVSH Director*

Name	Present Principal Occupation	Business Address	Citizenship
Min Cai	Director of LVSH; Employee of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China

Ctrip HK Directors*

Name	Present Principal Occupation	Business Address	Citizenship
Min Fan	Director of Ctrip HK; Co-founder, Vice Chairman of the Board and President of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Hong Kong

Cindy Xiaofan Wang	Director of Ctrip HK; Chief Financial Officer and Executive Vice President of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China

Xing Xiong	Director of Ctrip HK; Employee of Trip.com Group	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	U.S.A.

* LVSH and Ctrip HK do not have any executive officer.